UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1402, Richmake Commercial Building

198-200 Queen’s Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 23, 2025, the Board of Directors (the “Board”) of Oriental Culture Holding LTD, a Cayman Islands Company (the “Company”), appointed Mr. Kit Ming (Michael) Lo, a current Board member to serve as the Chairman of the Board. Mr. Lo was elected as a member of the Board at the 2025 Extraordinary General Meeting of Stockholders of  the Company held on January 20, 2025. Mr. Lo has served as the head of finance for International Toys Trading Limited since 2018. Mr. Lo has served as the director of wealth management for FWD Life Insurance Company (Bermuda) Limited since 2014. Mr. Lo was a senior auditor of Ernst & Young from 2007 to 2013. Mr. Lo received his bachelor’s degree of commerce with accounting major from Macquarie University in Sydney in 2007. The Board believes that Mr. Lo’s extensive experience in business and finance will benefit the Company’s operations and management and qualifies him as an important member and the Chairman of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: January 28, 2025	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

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